

January 23, 2013

Via E-mail
Michael W. Kosloske
Chairman, President and Chief Executive Officer
Health Insurance Innovations, Inc.
15438 N. Florida Avenue, Suite 201
Tampa, Florida 33613

> **Re: Health Insurance Innovations, Inc.**
> **Registration Statement on Form S-1**
> **Response Letter dated January 22, 2013**
> **File No. 333-185596**

Dear Mr. Kosloske:

We have reviewed your response letter dated January 22, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Financial Information
Correspondence dated 1/22/13

1. Please revise your disclosure to address the following:

    -   Please revise your introductory paragraphs to describe the transactions presented in the pro formas in more detail. For example, instead of including here a reference to the reorganization transactions described elsewhere in your registration statement, list in this paragraph in appropriate detail the actual reorganization transactions themselves.

    -   Include an explanation of your accounting treatment for the transactions captured in the pro forma financial statements. For example, describe in more detail your accounting for the Health Plan Intermediaries Inc.'s unit purchase and explain the basis for concluding that consolidation of this entity is required. We note your disclosure in footnote 3 to the pro forma balance sheet that immediately following this offering, the non-controlling interest will be approximately 70%. We also note on page 43 of your S-1 amendment in "Voting and Economic Rights of Members" that profits and losses will be distributed pro rata. Reference the appropriate guidance in ASC 810 to support your conclusion that consolidation is appropriate.

- Clarify what you mean when you say you will initially own less than 100% of the economic interest in Health Plan Intermediaries, Holdings, LLC. Specify the percentage you will own and clarify what you mean by economic interest.

- Clarify how your ownership in the LLC is reflected in the equity section of the pro forma balance sheet.

- Tell us how you will have 100% of the voting power and control the management of Health Plan Intermediaries Holdings, LLC. Provide additional disclosure in "Voting and Economic Rights of Members" on page 43 of the amended S-1 of any contractual arrangements that provide you with these voting rights or point us to the section in the filing that provides that information.

2. Please revise your explanation of each adjustment on an as needed basis to describe the nature of the adjustment itself instead of describing the transactions upon which the adjustments are based. The transactions giving rise to the adjustments should be explained in the introductory paragraphs as requested in the preceding comment. Where there are multiple adjustments for a financial statement line item, please quantify the amount for each individual adjustment in the notes and on the face of the financial statements.   Explain how the adjustments were determined such as the adjustment to accumulated earnings and additional paid in capital.

3. Refer to footnote 2 in your pro forma Statement of Operations. Please provide us a calculation of your expected stock compensation for the issuance of 413,000 shares to Mr. Hershberger. In addition, please confirm that you will not be issuing any other equity issuances, including stock options and warrants prior to going effective or provide additional disclosure as necessary.

4. Please refer to footnote 4 of the pro forma balance sheet. Please revise your adjustment to Cash to account for the planned use of the net proceeds, such as the repayment of your debt.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Deanna Kirkpatrick, Esq.
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, New York 10017